Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Cushing MLP & Infrastructure Total Return Fund –
Shelf Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of The Cushing MLP & Infrastructure Total Return Fund (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the offering of the Fund’s common shares, including pursuant to rights to subscribe for the Fund’s common shares, on a delayed or continuous basis in reliance on Rule 415 under the Securities Act.

A registration fee of $124.50 has been transmitted prior to filing.

If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641.

Best regards,

/s/ Kevin T. Hardy

Kevin T Hardy